Exhibit (a)(1)(f)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and is subject in its entirety to the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase, dated as of April 16, 2026 (as defined below), and the accompanying Letter of Transmittal (as defined below) (and any amendments or supplements thereto), and is being made to all holders of Shares not currently held, directly or indirectly, by Purchaser (as defined below), Parent (as defined below) or any of their respective affiliates. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not comply with the securities, “blue sky” or other laws of such jurisdiction.
Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of
FORIAN INC.
at
$2.17 per Share, in Cash
Pursuant to the Offer to Purchase, dated April 16, 2026
by
Bravo Merger Sub, Inc.
a wholly owned subsidiary of
2025 Acquisition Company, LLC
Bravo Merger Sub, Inc., a Maryland corporation (“Merger Sub”) and a wholly owned subsidiary of 2025 Acquisition Company, LLC, a Delaware limited liability company (“Parent”, and together with Merger Sub, the “Buyer Parties”), is offering to purchase all outstanding shares of common stock (“Common Stock”), par value $0.001 per share (“Shares”), of Forian Inc., a Maryland corporation (“Forian” or the “Company”), at $2.17 per Share (the “Offer Price”), in cash, without interest and subject to any required tax withholding, upon the terms and conditions set forth in the Offer to Purchase (as amended or supplemented, the “Offer to Purchase”) and related Letter of Transmittal (as amended or supplemented, the “Letter of Transmittal,” which, together with the Offer to Purchase, as amended or supplemented, constitute the “Offer”). The Offer does not include Shares owned by the Buyer Parties as of the commencement of the Offer.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M.,
EASTERN TIME, ON MAY 14, 2026, UNLESS THE OFFER IS EXTENDED
OR EARLIER TERMINATED.
The Offer is made pursuant to an Agreement and Plan of Merger, dated April 2, 2026, by and among the Buyer Parties and Forian (as amended or supplemented, the “Merger Agreement,” and the transactions contemplated thereby, the “Transactions”). Unless earlier terminated, the Offer will expire at one (1) minute past 11:59 p.m., Eastern time, on May 14, 2026 (the “Initial Expiration Date”) or, if extended in accordance with the Merger Agreement, such later date and time (the Initial Expiration Date or later date, the “Expiration Date”).
The Merger Agreement provides that, subject to its terms, Merger Sub will (and Parent will cause Merger Sub to), promptly following the Expiration Date, irrevocably accept for payment (the “Offer Acceptance Time”) and, within two (2) business days after the Offer Acceptance Time, pay for (by delivery of funds to Broadridge Corporate Issuer Solutions, LLC, the depositary for the Offer (the “Depositary”)), all Shares validly tendered and not properly withdrawn as of the Offer Acceptance Time. Promptly after consummation of the Offer, and subject to satisfaction of the Merger Agreement conditions, Merger Sub will merge with and into Forian pursuant to Section 3-106.1 of the Maryland General Corporation Law (the “MGCL”), with Forian continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”). The Merger will be effected without a stockholder vote pursuant to the MGCL as soon as practicable following the Offer. At the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held by Forian’s subsidiaries or owned by the Buyer Parties immediately prior to the Effective Time, which will be automatically cancelled without conversion or consideration paid therefor), subject to appraisal rights under Section 3-202 of the MGCL (see “Special Factors and Other Relevant Information—Section 7—Appraisal Rights”), will convert into the right to receive an amount in cash equal to the Offer Price, without interest, subject to any required tax withholding (the “Merger Consideration”).

Promptly following the Merger, Parent will cause the listing of the Shares on The Nasdaq Stock Market LLC (“Nasdaq”) to be discontinued within ten (10) days after the consummation of the Merger, and the Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), resulting in the cessation of Forian’s reporting obligations to the U.S. Securities and Exchange Commission (the “SEC”).
If Merger Sub purchases Shares pursuant to the Offer and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares, (ii) properly demand appraisal under Section 3-202 of the MGCL and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by a Maryland court of equity and receive the “fair value” of such shares, exclusive of any value arising from the accomplishment or expectation of the Merger, together with interest. The “fair value” could be greater than, less than or the same as the Offer Price. See Special Factors and Other Relevant Information—Section 7—“Appraisal Rights” of the Offer to Purchase.
The Offer and the Merger collectively constitute a “going private” transaction under Rule 13e-3 of the Exchange Act. The Schedule TO filed by the Buyer Parties with the SEC also serves as the Schedule 13E-3 Transaction Statement of the Buyer Parties filed pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder.
The exchange of Shares for the Offer Price pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. See The Tender Offer—Section 5—“Material U.S. Federal Income Tax Considerations of the Offer and the Merger” of the Offer to Purchase. Each holder of Shares should consult its tax advisor as to the particular tax consequences of exchanging Shares for cash in the Offer or receiving the Merger Consideration.
The committee established by the Board of Directors of Forian (the “Board”) comprised of two independent and disinterested members (the “Special Committee”) has unanimously: (i) determined that the Merger, Merger Agreement, and the Transactions (including the Offer) are advisable and fair to, and in the best interests of, Forian and its stockholders other than those current stockholders that will, prior to the Closing, contribute their Shares to Parent (the “Consortium Members”) (such unaffiliated Forian stockholders, the “Unaffiliated Company Stockholders”); (ii) recommended that the Board declare the Merger, the Merger Agreement and the transactions contemplated thereby (including the Offer), advisable and fair to, and in the best interests of, each of Forian and its stockholders (the “Company Stockholders”); (iii) recommended that the Board approve the Merger, in substantially the form of the Merger Agreement as considered by the Special Committee, pursuant to Section 3-106.1 of the MGCL; and (iv) recommended that the Board recommend that Company Stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer and subject to the terms of the Merger Agreement.
The Board has unanimously: (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger under Section 3-106.1(c), are advisable and fair to, and it is in the best interests of, Forian and its stockholders, (ii) determined that the terms of the Merger will be effected under Section 3-106.1(c) of the MGCL, (iii) approved the execution, delivery and performance by Forian of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the Company Stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer.
THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY STOCKHOLDERS ACCEPT THE
OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.
Consummation of the Offer is conditioned upon, among other things, (a) the Merger Agreement not having been terminated in accordance with its terms and (b) satisfaction or waiver of the following conditions as of the Expiration Date: (i) valid tender, and non-withdrawal, of Shares that, with all other Shares beneficially owned by Parent or its wholly owned subsidiaries (excluding Shares tendered via guaranteed delivery not yet “received” under Section 3-106.1(a)(5) of the MGCL), represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); (ii) truth and accuracy of Forian’s representations and warranties in the Merger Agreement as of April 2, 2026 and the Expiration Date (subject to materiality or other qualifiers); (iii) Forian having performed and complied in all material respects its covenants and obligations in the Merger Agreement required at or prior to the Expiration Date; (iv) non-occurrence of a continuing Company Material Adverse Effect (as defined in Section 10—“The Merger Agreement; Other Agreements—Merger Agreement—Representations and Warranties”) on or after the date of the Merger Agreement; (v) receipt of a certificate from Forian, certifying certain conditions have been satisfied; (vi) non-issuance of any judgment, injunction, or other order from any governmental body preventing the consummation of the Offer or Merger (the “Regulatory Conditions”); (vii) Forian’s unpaid fees, costs and expenses (including legal, investment banking, accounting and advisory fees) in connection with the Merger Agreement not exceeding $3,300,000; and (viii) as of immediately prior to the Expiration Date, no more than 5% of Shares are held by a holder demanding appraisal under Section 3-202 of the MGCL.
The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). The Offer is not subject to a financing condition. See Section 12—“Conditions of the Offer” of the Offer to Purchase.
The Merger Agreement provides that if, as of the then-scheduled Expiration Date, (A) any Offer Condition (other than the Minimum Condition) is not satisfied or waived, or (B) the Minimum Condition is not satisfied and an Acquisition Proposal (as defined in the Merger Agreement) (x) has been publicly announced and not withdrawn or (y) has been received by Forian and not withdrawn, Merger Sub may extend the Offer on one or more occasions for up to ten (10) business days per extension (or longer if agreed by Parent and Forian) to permit such Offer Condition to be satisfied. If, as of the scheduled Expiration Date, any Offer Condition (other than the Minimum Condition) is not satisfied or waived and the Minimum Condition is not satisfied, at Forian’s request, Merger Sub shall extend the Offer for up to ten (10) business days per extension (or longer if agreed by Parent and Forian). However, Merger Sub shall not: (1) be required to extend the Offer beyond the earlier of (x) valid termination of the Merger Agreement per Section 8 thereof and (y) the End Date (such earlier date, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. The “End Date” means 5:00 p.m. Eastern time on October 2, 2026, or as extended per the Merger Agreement. Additionally, if at the scheduled Expiration Date each Offer Condition (other than the Minimum Condition) is satisfied or waived, Merger Sub shall extend the Offer up to two consecutive times for up to ten (10) business days per extension (or longer if agreed by Parent and Company) to permit the Minimum Condition to be satisfied; provided that Merger Sub shall not be required to extend the Offer on more than two occasions; provided further that Merger Sub shall not extend the Offer beyond the Extension Deadline.
Additionally, Merger Sub shall extend the Offer for (A) any period required by applicable law, SEC interpretation or Nasdaq rules; and (B) periods of up to ten (10) business days per extension (or longer if agreed by Parent and Forian), until any waiting period under any Regulatory Conditions has expired or terminated.
Subject to applicable SEC rules, Merger Sub expressly reserves the right to increase the Offer Price and/or waive any Offer Condition or make other changes to the Offer not inconsistent with the Merger Agreement. However, Forian’s prior written consent is required for Merger Sub to, among other things: (a) amend or waive the Minimum Condition; (b) decrease the Offer Price; (c) change the form of consideration; (d) decrease the number of Shares sought to be purchased in the Offer; (e) impose additional conditions to the Offer; (f) extend or otherwise change the End Date; or (g) provide any “subsequent offering period” under Rule 14d-11 of the Exchange Act.
Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement, which in the case of an extension will be made no later than 9:00 a.m. (Eastern time) on the business day after the previously scheduled Expiration Date.
In all cases, payment for Shares validly tendered and accepted pursuant to the Offer will be made only after timely receipt by the Depositary of (i) confirmation of a book-entry transfer into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and executed, with any required signature guarantees (or, for book-entry transfers held by DTC or other clearing corporation, an Agent’s Message (as defined in “The Tender Offer—Section 2—Acceptance for Payment and Payment for Shares”) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal. If Shares held by a person other than DTC or other clearing corporation as nominee are tendered, the Letter of Transmittal and other required documents, must be received by the Depositary at an address on the back cover of the Offer to Purchase before Offer expiration. Under no circumstances will interest be paid on the Offer Price, regardless of any extension or delay in payment.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment by June 15, 2026, which is the 60th day after the date of the commencement of the Offer, you may withdraw them at any time after such date until Merger Sub accepts your Shares for payment.
For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at an address on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name and number of the DTC account to be credited with the withdrawn shares, the tendering person’s name, and the number of Shares to be withdrawn. See The Tender Offer—Section 4—“Withdrawal Rights” of the Offer to Purchase.
All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Merger Sub, in its sole discretion. None of Merger Sub, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
Forian has provided the Buyer Parties with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, Letter of Transmittal and Schedule 14D-9 will be mailed to record holders of Shares and furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or are listed as participants in a clearing agency’s security position listing.
The Offer to Purchase, the Letter of Transmittal and the other related tender offer documents contain important information. Holders of Shares should carefully read such documents in their entirety before any decision is made with respect to the Offer.
Questions, requests for assistance or copies of the Offer to Purchase, Letter of Transmittal and other tender offer materials should be directed to the Information Agent at its telephone numbers and address below. Copies will be furnished at Merger Sub’s expense and may also be obtained at www.sec.gov. Stockholders may contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Neither Parent nor Merger Sub will pay any fees or commissions to any broker, dealer or other person (other than the Depositary and Information Agent) for soliciting tenders. Such nominees will, upon request, be reimbursed by Merger Sub for customary mailing and handling expenses incurred in forwarding Offer materials to their customers.
The Information Agent for the Offer is:
Broadridge Corporate Issuer Solutions, LLC

If delivering by mail:	If delivering by express mail, courier or any other expedited service:

Broadridge Corporate Issuer Solutions, LLC	Broadridge Corporate Issuer Solutions, LLC
Attn: BCIS Re-Organization Dept.	Attn: BCIS IWS
P.O. Box 1317	51 Mercedes Way
Brentwood, NY 11717-0718	Edgewood, NY 11717

Phone: (855) 793-5068
Email: Shareholder@Broadridge.com

April 16, 2026
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